SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2003

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  __X__            Form 40-F _____


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
         Yes ____                   No   __X__


         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of :

          The announcement on board resolutions and the first quarterly report for year 2003, on April 28, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant").

                    CHINA PETROLEUM & CHEMICAL CORPORATION

          (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

                       Announcement on Board Resolutions

The second meeting of the Second Session of the Board of Directors of China Petroleum & Chemical Corporation was held on 28 April 2003 and, after consideration, the resolution regarding the first quarterly report of the year 2003 was adopted by way of a written resolution.


                                                           By Order of the Board
                                                                         Chen Ge
                                             Secretary to the Board of Directors
                                                                    Beijing, PRC
                                                                   28 April 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                    CHINA PETROLEUM & CHEMICAL CORPORATION

          (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)


                        First Quarterly Report for 2003


 ------------------------------------------------------------------------------
|   Highlights of the results of the Company for the first quarter             |
|   ended 31 March 2003                                                        |
|                                                                              |
|   During this reporting period, income from principal operations and net     |
|   profit of the Company under the PRC Accounting Rules and Regulations       |
|   amounted to RMB98,519 million and RMB5,813 million respectively.           |
|   Turnover and profit attributable to shareholders of the Company under      |
|   International Financial Reporting Standards amounted to RMB98,519          |
|   million and RMB6,420 million respectively.                                 |
|                                                                              |
|   This quarterly report announcement is prepared in accordance with the      |
|   regulations on Disclosure of Information in Quarterly Reports for Listed   |
|   Companies issued by the China Securities Regulatory Commission ("CSRC").   |
|   This announcement is published simultaneously in Shanghai and Hong Kong    |
|   and the contents of the announcements published in Shanghai and Hong       |
|   Kong are the same. Financial information set out in this quarterly         |
|   report announcement has been prepared in accordance with the PRC           |
|   Accounting Rules and Regulations. Although it is not required by CSRC,     |
|   Sinopec Corp. has also included in this announcement the relevant          |
|   financial information prepared in accordance with International            |
|   Financial Reporting Standards.                                             |
|                                                                              |
|   This announcement is made pursuant to the disclosure requirement under     |
|   paragraph 2 of the Listing Agreement.                                      |
 ------------------------------------------------------------------------------

1.       Important Notice


1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.


1.2 This quarterly report has been reviewed and unanimously approved at the second meeting of the second session of the Board of Directors of Sinopec Corp.


1.3      This quarterly financial report has not been audited.


1.4 Mr. Chen Tonghai, Chairman of the Board of Sinopec Corp., Mr. Wang Jiming, President of Sinopec Corp., Mr. Zhang Jiaren, Chief Financial Officer of Sinopec Corp., and Mr. Liu Yun, Head of the Accounting Division of Sinopec Corp., hereby declare that the authenticity and completeness of the financial statements contained in this quarterly report are warranted.


2.       Basic Information of Sinopec Corp.


2.1      Basic information of Sinopec Corp.


Stock name              SINOPEC CORP           SINOPEC CORP     SINOPEC CORP        [GRAPHIC OMITTED]

Stock code              386                    SNP              SNP                  600028

Place of listing        Hong Kong Stock        New York Stock   London Stock         Shanghai Stock
                        Exchange               Exchange         Exchange             Exchange

                        Authorized Representatives              Secretary to the     Representative on
                                                                Board of Directors   Securities Matters

Name                    Mr. Wang Jiming        Mr. Chen Ge      Mr. Chen Ge          Mr. Shao Jingyang

Address                 6A Huixindong Street, Chaoyang District, Beijing, China

Tel                     64990060               64990060         64990060             64990060

Fax                     64990022               64990022         64990022             64990022

E-mail                  ir@sinopec.com.cn/media@sinopec.com.cn



2.2      Financial Information


2.2.1    Principal accounting data and financial indicators


2.2.1.1 Principal accounting data and financial indicators prepared in accordance with the PRC Accounting Rules and Regulations


                                                                                              Changes at the end of
                                                                                              this reporting period
                                                                                              compared with data at
                                                                                            the end of the previous
                                             At 31 March 2003          At 31 December 2002     reporting period (%)


Total assets (RMB millions)                           380,330                      368,375                     3.25

Shareholders' funds (excluding                        152,328                      146,515                     3.97
minority interests) (RMB millions)

Net assets per share (RMB)                              1.757                        1.690                     3.97

Adjusted net assets per share (RMB)                     1.743                        1.676                     4.00



                                                                                                    Changes in this
                                                                                                   reporting period
                                                                                               compared to the same
                                                  Three-month period     Three-month period           period of the
                                                 ended 31 March 2003    ended 31 March 2002      preceding year (%)


Net cash flows from operating activities                      13,605                    N/A                     N/A
(RMB millions)

Earnings per share (RMB)                                       0.067                  0.001                   6,600

Return on net assets (%)                                       3.816                  0.073                   3.743
                                                                                                  percentage points

Return on net assets before non-operating income/expenses (%)

(Fully diluted)                                                3.921                  0.128                   3.793
                                                                                                  percentage points

(Weighted average)                                             3.997                  0.128                   3.869
                                                                                                  percentage points




Non operating income/expenses                                                Three-month period ended 31 March 2003

                                                                                                     (RMB millions)

Non-operating income                                                                                             26

Non-operating expenses                                                                                        (264)

Income tax effect                                                                                                79

Total                                                                                                         (159)


2.2.1.2 Principal accounting data and financial indicators prepared in accordance with International Financial Reporting Standards ("IFRS")

                                                                                              Changes at the end of
                                                                                              this reporting period
                                                                                              compared with data at
                                                                                                     the end of the
                                                                                                 previous reporting
                                               At 31 March 2003          At 31 December 2002             period (%)

Total assets (RMB millions)                             388,467                      375,881                   3.35

Shareholders' funds                                     160,905                      154,485                   4.16
(excluding minority interests) (RMB
millions)

Net assets per share (RMB)                                1.856                        1.782                   4.16

Adjusted net assets per share (RMB)                       1.842                        1.768                   4.19




                                                                                          Changes in this reporting
                                                                                             period compared to the
                                 Three-month period ended 31    Three-month period ended         same period of the
                                                  March 2003               31 March 2002         preceding year (%)


Net cash flows from operating                         12,366                         N/A                        N/A
activities (RMB millions)

Earnings per share (RMB)                               0.074                       0.006                      1,133

Return on net assets (%)                               3.990                       0.366    3.624 percentage points



2.2.2    ncome statements

This section includes the income statements for the first quarter ended 31 March 2003 prepared in accordance with both the PRC Accounting Rules and Regulations and IFRS with comparative figures for the corresponding period in 2002.


2.2.2.1 Income statements prepared in accordance with the PRC Accounting Rules and Regulations


                                                               Three-month periods              Three-month periods
Item                                                           ended 31 March 2003               ended 31 March 2002

                                                         The Group     The Company        The Group     The Company

                                                            (Note)         (Note)            (Note)         (Note)

                                                      RMB millions    RMB millions     RMB millions    RMB millions

1. Income from principal operations                         98,519          63,927           62,995          50,030

Less: Cost of sales                                         76,178          53,129           51,667          44,034

       Sales taxes and surcharges                            3,161           1,969            2,697           1,723

2. Profit from principal operations                         19,180           8,829            8,631           4,273

Add: Profit/(loss) from other operations                       119            (20)              166              24

Less: Selling expenses                                       3,393           2,239            2,941           2,040

       Administrative expenses                               4,270           2,684            3,713           2,114

       Financial expenses                                    1,168             730              999             629

       Exploration expenses, including                       1,211             873              990             615
       dry holes

3. Operating profit/(loss)                                   9,257           2,283              154         (1,101)

Add: Investment income                                          70           6,290               64           1,338

       Subsidy income                                           --              --               --              --

       Non-operating income                                     26              16               67              18

Less: Non-operating expenses                                   264             169              180             103

4. Profit before taxation                                    9,089           8,420              105             152

Less: Taxation                                               2,788           2,607               35              50

       Minority interests                                      488              --             (32)              --

5. Net profit                                                5,813           5,813              102             102


Note:    The "Company" means China Petroleum & Chemical Corporation.


         The "Group" means China Petroleum & Chemical Corporation and its subsidiaries.


2.2.2.2  Consolidated income statement prepared in accordance with IFRS

                                                                                                 Three-month periods
Item                                                                                                 ended 31 March

                                                                                2003                           2002

                                                                        RMB millions                   RMB millions

1.    Turnover and other operating revenues                                  102,719                         66,003

      Including: Turnover                                                     98,519                         62,995

                   Other operating revenues                                    4,200                          3,008

2.    Operating expenses                                                    (91,753)                       (64,391)

      Including: Purchased crude oil, products and operating                (72,309)                       (47,183)
      supplies and expenses

                   Selling, general and administrative expenses              (5,533)                        (4,598)

                   Depreciation, depletion and amortisation                  (6,098)                        (5,904)

                   Exploration expenses, including dry holes                 (1,211)                          (990)

                   Personnel expenses                                        (3,203)                        (2,902)

                   Taxes other than income tax                               (3,161)                        (2,701)

                   Other operating expenses, net                               (238)                          (113)

3.    Operating profit                                                        10,966                          1,612

4.    Finance costs                                                          (1,021)                          (904)

      Interest expense                                                       (1,080)                        (1,008)

      Interest income                                                             64                             90

      Foreign exchange losses                                                    (8)                            (9)

      Foreign exchange gains                                                       3                             23

5.    Investment income                                                            5                             12

6.    Share of profits less losses from associates                                65                             27

7.    Profit from ordinary activities before taxation                         10,015                            747

8.    Taxation                                                               (3,096)                          (235)

9.    Profit from ordinary activities after taxation                           6,919                            512

10.   Minority interests                                                       (499)                             30

11.   Profit attributable to shareholders                                      6,420                            542


2.2.3 Difference between the net profit for the first quarter of 2003 and shareholders' funds as at 31 March 2003 under the PRC Accounting Rules and Regulations and IFRS



2.2.3.1 Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on the net profit are analysed as follows:

                                                                               Three-month periods ended 31 March

                                                                                    2003                       2002

                                                                            RMB millions               RMB millions

Net profit under the PRC Accounting Rules and Regulations                          5,813                        102

Adjustments:

Depreciation of oil and gas properties                                               754                        525

Capitalisation of general borrowing costs                                            128                         86

Other adjustments                                                                     33                         29

Effects of the above adjustments on taxation                                       (308)                      (200)

Net profit under IFRS                                                              6,420                        542


2.2.3.2 Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on the shareholders' funds are analysed as follows:

                                                                                           At 31 March

                                                                                  2003                         2002

                                                                          RMB millions                 RMB millions

Shareholders' funds under the PRC                                              152,328                      146,515
Accounting Rules and Regulations

Adjustments:

Depreciation of oil and gas properties                                           9,866                        9,112

Capitalisation of general borrowing costs                                          864                          736

Impairment losses on long-lived assets                                           (113)                        (113)

Government grants                                                                (291)                        (291)

Dividends                                                                        5,202                        5,202

Other adjustments                                                              (3,718)                      (3,751)

Effects of the above adjustments on taxation                                   (3,233)                      (2,925)

Shareholders' funds under IFRS                                                 160,905                      154,485


2.3 Total number of shareholders at the end of this reporting period is 486,931 at the end of this reporting period, among which 466,243 shareholders are domestic shareholders, and 20,688 shareholders are overseas shareholders.


3.       Management's Discussion and Analysis


3.1      Business review


In the first quarter of 2003, the PRC economy has continued to maintain a rapid growth momentum, with a gross domestic product ("GDP") growth rate of 9.9%, which in turn has led to a strong growth in domestic demand for refined oil and petrochemical products. Influenced by the global market, the prices of domestic crude oil and refined oil products were maintained at a fairly high level, and the prices of petrochemical products increased to some extent over the same period last year. Benefited from the PRC government's great efforts in regulating the market order for refined oil products in the previous year and the active co-ordination and cooperation between Sinopec Corp. and its subsidiaries (the "Company") and other domestic suppliers of refined oil products in China, the market condition of domestic refined oil products has further improved. By seizing the market opportunities and adopting various measures for increasing both production and income, the Company has obtained fairly good operating results.


3.1.1    Exploration and Production Segment


In the first quarter of this year, the Company has achieved good results in terms of exploration, development and production. In respect of exploration, in the developed oil fields of eastern regions, the Company has made significant achievements in expansion of exploration activities. Exploration in Yangxin depressed layers in the conjunction areas of Shengli oil field has made breakthrough, the production test of many test wells in the eastern region of Wangzhuang has generated industrial oil stream and the exploration of a few key wells in Zhuanghai region has been successful. In the new oil fields of western regions, two oil wells of Tahe oil field have generated high-yield oil stream. The Tabamiao region of Ordos Basin has generated high-yield gas stream, and No. 1 central well at Tazhong region of Tarim Basin and No. 1 peacock well at the southern region of Tarim River have generated industrial gas stream. In the southern regions, No. 1 well of Maoba region, Sichuan Province, has generated high-yield natural gas. In respect of development, the newly added production capacity of crude oil and natural gas amounted to approximately 0.83 million tonnes per year and 94 million cubic meters respectively. In respect of production, the Company produced 9.2872 million tonnes of crude oil, representing an increase of 0.05% over the same period last year, and produced 1.26 billion cubic meters of natural gas, representing an increase of 6.51% over the same period last year.


In the first quarter of this year, the average crude oil price realized by the Company was approximately RMB1,762 per tonne, representing an increase of 74.46% over the same period last year, and the average natural gas price realized by the Company was RMB619 per thousand cubic meters, representing an increase of 1.48% over the same period last year.


Operating Summary of the Exploration and Production Segment

                                                                                                Changes as compared
                                                                         Three-month periods    with the same period
                                   Unit                                     ended 31st March           last year (%)

                                                                         2003          2002

Crude oil production               Ten thousand tonnes                 928.72        928.26                    0.05

Natural gas production             One hundred million cubic            12.60         11.83                    6.51
                                   meters

Realized crude oil price           RMB yuan/tonne                       1,762         1,010                   74.46

Realized natural gas price         RMB yuan/thousand cubic                619           610                    1.48
                                   meters


3.1.2    Refining Segment

In the first quarter of 2003, along with the increase of international crude oil price, the Company's refining margin has fallen slightly compared to that of the fourth quarter of last year. Based on the market conditions, the Company set the processing volume of crude oil at an appropriate level, optimized its product mix and increased the production of chemical feedstock. Relying on technological advancements, the Company significantly improved all major technological and economic indicators such as light yield and refining yield in the refining segment. Light yield and refining yield reached 74.30% and 92.64% respectively, representing an increase of 1.64 and 0.85 percentage points over the same period last year. In the first quarter, the refining margin of the Company was US$3.76 per barrel, representing an increase of 17.1% over the same period last year.


In the first quarter, the crude processing volume of the Company amounted to
27.54 million tonnes.


Operating Summary of Refining Segment

                                                                                                Changes as compared
                                                                 Three-months periods ended    with the same period
                                   Unit                                            31 March           last year (%)

                                                                        2003           2002

Crude processing volume            Ten thousand tonnes                 2,754          2,394                    15.0

Gasoline, diesel and kerosene      Ten thousand tonnes                 1,640          1,410                    16.3
production

Of which: Gasoline                 Ten thousand tonnes                   512            424                    20.8

             Diesel                Ten thousand tonnes                   987            883                    11.8

             Kerosene              Ten thousand tonnes                   141            103                    36.9

Chemical feedstock                 Ten thousand tonnes                   420            347                    21.0

Light yield                        %                                   74.30          72.66  1.64 percentage points

Refining yield                     %                                   92.64          91.79  0.85 percentage points


3.1.3    Marketing and Distribution Segment


In the first quarter of 2003, domestic market conditions were good and prices for domestic refined oil products were stable. By seizing the market opportunities and maintaining the increase of total sales volume of domestic refined oil products, the Company continued to raise its retail volume. While maintaining the stable supply of refined oil products in its principal markets, the Company made endeavors to reduce its inventory to an appropriate level; actively promoted the sales of gasoline of high octane number, with the sales volume of gasoline of high octane number during the first quarter amounting to approximately 1.68 million tonnes and representing an increase of approximately 7 percentage points over the same period last year; continued to grasp the market opportunities and expanded the export of refined oil products. The export volume of refined oil products during the first quarter amounted to approximately 1.59 million tonnes, representing an increase of 124% over the same period last year.


In the first quarter of 2003, the Company continued to increase the operating efficiency of petrol stations. The average annual throughput per COCO (Company Owned and Company Operated) petrol station projected from the throughput in the first quarter amounted to 1,628 tonnes, representing an increase of 9.6% over the same period last year.


Operating Summary of the Marketing and Distribution Segment

                                                                                                Changes as compared
                                                                     Three-month periods ended        with the same
                                    Unit                                              31 March period last year (%)

                                                                            2003          2002

Total domestic sales of refined     Ten thousand tonnes                    1,781         1,734                  2.7
oil products

Of which: Retail sales volume       Ten thousand tonnes                      895           794                 12.7

          Direct distribution       Ten thousand tonnes                      328           338                 -3.0
          volume

          Wholesale volume          Ten thousand tonnes                      558           601                 -7.2

Total number of petrol              Station                               28,894        28,127                  2.7
stations (Note 1)

Of which: COCO petrol               Station                               24,065        24,000                  0.3
          stations

          Franchised petrol         Station                                4,829         4,127                 17.0
          stations

Throughput per petrol               Tonne/station                          1,628         1,560                  4.4
station (Note 2)



Note 1: Total number of petrol stations represents the number at the end of the relevant reporting period.

         2: Throughput per petrol station of 2003 was projected annual average, and that of 2002 was actual annual average.


3.1.4    Chemical Segment


In the first quarter of 2003, the prices of the Company's major chemical products increased to some extent as compared with that at the beginning of this year. The Company's major chemical production facilities continued running at full-capacity. Other than fertilizer, the production of major chemical products such as synthetic resins, synthetic rubbers, monomers and polymers for synthetic fibers and synthetic fibers have increased significantly. The Company continued to improve its product mix and increase the product quality while the production of performance compound resins and differential fibers further increased.


Production of Major Chemicals (ten thousand tonnes)


                                                      Three-month periods    Changes as compared with
                                                           ended 31 March    the same period last year
                                                     2003            2002             (%)

Ethylene                                            76.46           58.26                   31.24

Synthetic resins                                   113.46           88.15                   28.71

Of which: performance compound resins               51.18           38.77                   32.01

Synthetic rubbers                                   11.71           10.97                    6.75

Monomers and polymers for synthetic fibers         100.52           92.91                    8.19

Synthetic fibers                                    29.91           27.51                    8.72

Of which: differential fibers                       11.50            8.91                   29.07

Urea                                                39.03           72.81                  -46.39




3.1.5    Capital expenditure


The capital expenditure of the Company during the first quarter was about RMB9.36 billion. The exploration and production segment utilized RMB4.82 billion, whereby the developed oil fields in the eastern regions have made breakthroughs with many exploratory wells generating industrial oil stream; some new oil fields of western regions have generated high-yield industrial gas stream or discoveries; No. 1 well of Maoba region, Sichuan Province in the southern regions has generated high-yield natural gas. The newly added production capacity of crude oil and natural gas amounted to 0.83 million tonnes and 94 million cubic meters respectively. The refining segment utilized RMB1.22 billion, whereby some facilities for capacity expansion and technological renovation were subject to test run and then put into operation while the projects such as the Ningbo-Shanghai-Nanjing imported crude oil pipeline have progressed smoothly. The chemical segment utilized RMB2.85 billion, whereby the revamping project of ethylene facilities in Guangzhou and the PTA project in Yizheng Chemical Fiber will be put into trial run, the cyano ethylene facilities in Shanghai Petrochemical has been successfully put into trial run, and the second round revamping projects of paraxylene facilities in Zhenhai Refining and the ethylene facilities in Sinopec Qilu have progressed smoothly. In addition, Yangzi BASF integration project and Shanghai Secco ethylene project are under construction. The marketing and distribution segment utilized RMB0.47 billion, whereby the construction and revamping projects for the petrol stations are implementing on schedules.


3.2 The brief analysis of the Company's general operating activities during the reporting period


Based on the PRC Accounting Rules and Regulations, the income from principal operations of the Company for the first quarter of 2003 amounted to RMB98.519 billion, representing an increase of 56.39% over the same period last year, and the net profits amounted to RMB 5.813 billion, representing an increase of RMB5.711 billion over the same period last year.


Based on IFRS, the turnover and other operating revenues of the Company for the first quarter of 2003 amounted to RMB102.719 billion, representing an increase of 55.63% over the same period last year. Profit attributable to shareholders amounted to RMB6.42 billion, representing an increase of RMB5.878 billion over the same period last year.


3.2.1 The principal segments or products accounting for over 10% of income or profit from principal operations


X  applicable          |_| inapplicable


The table below shows segment information prepared in accordance with the PRC Accounting Rules and Regulations:


                                                                 Costs of sales,        Profit from
                                                 Income from     sales taxes and          principal    Gross profit
Segments or products                    principal operations          surcharges         operations      margin (%)

                                               (RMB million)       (RMB million)      (RMB million)          (Note)

Exploration and production                            16,221               7,605              7,164           44.17

Refining                                              65,660              63,062              2,531            3.85

Marketing and distribution                            56,932              49,571              7,361           12.93

Chemicals                                             19,270              17,254              2,016           10.46

Corporate and others                                  14,075              13,967                108            0.77

Elimination of inter-segment sales                  (73,639)            (72,120)

Total                                                 98,519              79,339             19,180           19.47

Of which: related party transactions                   6,988               6,084                904           12.94


Note:    Gross profit margin = profit from principal operations/income from principal operations



The table below shows segment information prepared in accordance with IFRS are as follows:


                                                                                                      Percentage of
                                                                                                          operating
                                                                                     Operating   profit/(loss) over
Segments or products               Operating revenues  Operating expenses        profit/(loss)   operating revenues

                                        (RMB million)       (RMB million)        (RMB million)                  (%)

Exploration and production                     17,401              11,784                5,617                32.28

Refining                                       66,807              65,612                1,195                 1.79

Marketing and distribution                     57,033              53,217                3,816                 6.69

Chemicals                                      20,821              20,154                  667                 3.20

Corporate and others                           14,296              14,625                (329)                 2.30


3.2.2    Seasonal or periodic nature of the Company's operations


           |_|  applicable         X   inapplicable

3.2.3 The composition of the profits during this reporting period (the significant changes as compared with the previous reporting period with explanations for the percentages of profit before taxation attributable to profit from principal operations, profit from other operations, period expenses, investment income, subsidy income and net non-operating income/expenses prepared in accordance with the PRC Accounting Rules and Regulations)


            X   applicable        |_|  inapplicable




                                                  Three-month period                 Year ended 31
Item                                             ended 31 March 2003                 December 2002
                                                                                                             Change in
                                                       Percentage of                 Percentage of         percentage of
                                                       profit before                 profit before          profit before
                                               Amount       taxation        Amount        taxation            taxation

                                                 (RMB            (%)          (RMB         (%)              (percentage
                                             million)                      million)                             points)

Profit from principal operations               19,180         211.02        61,150          277.80           -66.78

Profit from other operations                      119           1.31           889            4.04            -2.73

Period expenses                                10,042         110.49        39,222          178.18           -67.70

Investment income                                  70           0.77           505            2.29            -1.52

Net non-operating income/expenses                 238           2.62         1,310            5.95            -3.33

Profit before taxation                          9,089         100.00        22,012          100.00             0.00

Significant changes and explanations:


o    Profit from principal operations

The percentage of profit from principal operations to the profit before taxation was 211.02%, representing a decrease of 66.78 percentage points over 277.8% of the previous year. This was largely due to the fact that the domestic prices of crude oil, refined oil products and petrochemical products fell to a trough in January and February of 2002. This led to a drastic drop of profits for the Company during the first quarter of 2002 and resulted in adverse impact on the overall profits of the Company during the whole year. However, the profit from principal operations increased significantly during the first quarter of 2003, representing an increase of 25.46% over the quarterly average value of the previous year. The period expenses were basically maintained at the same level as compared with RMB9.806 billion of the quarterly average value of the previous year, leading to a growth of 65.16% for the profit before taxation as compared with the quarterly average value of the previous year.


o     Period expenses

Period expenses amounted to RMB10.042 billion, accounting for 110.49% of the profit before taxation,representing a decrease of 67.7 percentage points over 178.18% of the previous year. This is mainly due to the fact that period expenses rose slightly by RMB0.237 billion as compared with RMB9.806 billion of the quarterly average value of the previous year. The profit before taxation amounted to RMB9.089 billion, representing an increase of 65.16% as compared with RMB5.503 billion of the quarterly average value of the previous year.


3.2.4 Significant changes in, and explanations of, the principal operations and their structures as compared with those during the previous reporting period

           |_|  applicable         X   inapplicable


3.2.5 Significant changes in, and explanations of, the profitability (gross profit margin) of principal operations as compared with those during the previous reporting period prepared in accordance with the PRC Accounting Rules and Regulations

           |_|  applicable         X   inapplicable


3.3 Significant events and their impacts as well as the analysis and explanations for the solutions

           X    applicable        |_|  inapplicable


 ------------------------------------------------------------------------------
|                                                                             |
|   Sinopec Corp. published an announcement on 20 January 2003, concerning    |
|   the transaction under which certain Sinopec Corp. branch companies        |
|   leased petrol stations from certain subsidiaries of China Petrochemcial   |
|   Corporation ("Sinopec Group Company"). In 2003, Sinopec Corp. will lease  |
|   about 983 petrol stations and enter into about 983 new lease contracts    |
|   with the subsidiaries of Sinopec Group Company, each of which will        |
|   expire on 31 December 2003 for a term of 1 year. It is expected that the  |
|   total amount of annual rentals for the new lease contracts during 2003    |
|   are approximately RMB0.12 billion. The Board of Directors (including      |
|   independent Directors) of Sinopec Corp. believes that, through the        |
|   conclusion of new lease contracts, Sinopec Corp. will reduce the          |
|   competition with the subsidiaries of Sinopec Group Company, expand and    |
|   focus on its retail operations of refined oil products and enhance its    |
|   market manoeuvability. Details of the transaction are stated in the       |
|   relevant announcements of Sinopec Corp. published in the China            |
|   Securities News, Shanghai Securities News and Securities Times in China,  |
|   and the South China Morning Post and the Hong Kong Economic Times on 20   |
|   January 2003 in Hong Kong.                                                |
|                                                                             |
|   On 22 April 2003, Sinopec Corp. held the first extraordinary general      |
|   meeting of 2003, during which "The Work Review of the First Session of    |
|   the Board of Directors of Sinopec Corp", and "The Work Review Report of   |
|   the First Session of the Board of Supervisors of Sinopec Corp" have been  |
|   reviewed, and the members of the Second Session of each of the Board of   |
|   Directors and the Supervisory Committee of Sinopec Corp. have been        |
|   elected. Mr. Chen Tonghai, Mr. Wang Jiming, Mr. Mou Shuling, Mr. Zhang    |
|   Jiaren, Mr. Cao Xianghong, Mr. Fan Yifei, Mr. Chen Qingtai, Mr. Ho Tsu    |
|   Kwok Charles, Mr. Shi Wanpeng, Mr. Zhang Youcai and Mr. Cao Yaofeng were  |
|   elected as members of the Second Session of the Board of Directors of     |
|   Sinopec Corp. Mr. Wang Zuoran, Mr. Zhang Chongqing, Mr. Wang Peijun, Mr.  |
|   Wang Xianwen, Mr. Zhang Baojian, Mr. Kang Xianzhang, Mr. Cui Jianmin and  |
|   Mr. Li Yonggui were elected as shareholder representative supervisors of  |
|   the Second Session of the Supervisory Committee of Sinopec Corp. During   |
|   the first meeting of the Second Session of the Board of Directors of      |
|   Sinopec Corp. which was held on the same day, Mr. Chen Tonghai and Mr.    |
|   Wang Jiming were elected as Chairman and Vice Chairman respectively. Mr.  |
|   Wang Jiming was appointed as the President. Mr. Mou Shuling, Mr. Zhang    |
|   Jiaren, Mr. Cao Xianghong and Mr. Wang Tianpu were appointed as Senior    |
|   Vice-Presidents, Mr. Wang Zhigang, Mr. Zhang Jianhua, Mr. Cai Xiyou and   |
|   Mr. Li Chunguang were appointed as Vice-Presidents, and Mr. Zhang Jiaren  |
|   was also appointed as Chief Financial Officer. Mr. Chen Ge was appointed  |
|   as Secretary to the Board. The Board of Directors has decided to hold     |
|   the Annual General Meeting for the year 2002 on 10 June 2003 and issued   |
|   the relevant notice of the Annual General Meeting to the shareholders.    |
|   Upon the nomination of the Board of Directors, Mr. Liu Genyuan and Mr.    |
|   Liu Kegu were appointed as the candidates of directors of the Second      |
|   Session of the Board of Directors. However, it will be subject to the     |
|   approval of the Annual General Meeting for the year 2002. During the      |
|   first meeting of Second Session of the Supervisory Committee of Sinopec   |
|   Corp. which was held on the same day, Mr. Wang Zuoran was elected as the  |
|   Chairman of the Second Session of the Supervisory Committee of Sinopec    |
|   Corp. Details are stated in the relevant announcements of Sinopec Corp.   |
|   published in the China Securities News, Shanghai Securities News and      |
|   Securities Times in China, and the South China Morning Post and the Hong  |
|   Kong Economic Times on 23 April 2003 in Hong Kong.                        |
|                                                                             |
 -----------------------------------------------------------------------------


3.4 Disclosure and explanations as to the changes in accounting policies, accounting estimates and scope of consolidation and significant accounting errors


           |_|  applicable         X   inapplicable


3.5 Relevant explanations made by the Board of Directors and the Supervisory Committee after the audit and presentation of "non standard opinion".


           |_|  applicable         X   inapplicable


3.6      Business prospects


Looking into the future for the second quarter of 2003, the domestic demand of refined oil and petrochemical products will maintain a rapid growth, creating a positive market for the Company to expand its production and operation. Meanwhile, the international market prices of crude oil, refined oil and petrochemical products experienced downturn following the conclusion of the massive US-Iraq war. It is predicted that the prices of crude oil and refined oil products during the second quarter will be maintained at a relatively high level and the chemical products will rebound slowly from cyclical trough for a long period of time. However, the influence of the US-Iraq war on global economy is hard to predict, the trend of world economy is uncertain, bringing challenges to the operation and business of the Company. Based on the above-mentioned market conditions, the Company will closely track the market changes, optimize production and operation, adopt flexible operating policies and continue to implement its development strategies of "expanding resources, developing market, reducing costs and disciplining investments" as detailed below:


Exploration and Production Segment: The Company will continue to maintain stable and increased production of crude oil and natural gas, and strive for the substitution of resources and construction of capacity expansion facilities. The planned production of crude oil and natural gas during the second quarter will amount to 9.51 million tonnes and 1.39 billion cubic meters respectively.


Refining Segment: Based on the market conditions, the Company will continue to adjust the product mix and throughput and increase production of petrochemical feedstock and those products with high added value. The planned processing volume of crude oil during the second quarter will amount to 27.79 million tonnes.


Marketing and Distribution Segment: The Company will further enhance the network construction of refined oil products and continue to increase retail volume and direct distribution volume. The planned total sales volume of domestic refined oil products during the second quarter will amount to 17.60 million tonnes, of which retail volume will be 8.7 million tonnes and direct distribution volume will be 3.3 million tonnes.


Chemical Segment: The Company will maintain the full-capacity operation of high-efficiency chemical facilities, promote the production of major chemicals and continue to increase the production of those products with high added value. The planned production of ethylene during the second quarter will amount to 0.75 million tonnes.


3.7 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period last year


           X    applicable        |_|  inapplicable


 -----------------------------------------------------------------------------
|   In January and February of 2002, domestic prices of crude oil, refined    |
|   oil products and petrochemical products fell to a trough. This led to     |
|   the poor performance of the Company's profits during the first quarter    |
|   of 2002, with the net profits of only RMB0.1 billion. Although prices     |
|   recovered and market conditions improved during the second quarter, and   |
|   the Company attained good performance in promoting its total production   |
|   and cost reduction, the consolidated net profits during the first half    |
|   of 2002 amounted to RMB4.5 billion, representing a decrease of 22.4% as   |
|   compared with RMB5.8 billion of the first quarter of 2003. The Company    |
|   expects that the prices of crude oil and refined oil products during      |
|   the second quarter will be maintained at a relatively high level and      |
|   the chemical products will experience downturn but will rebound slowly    |
|   from cyclical trough. In the meantime, the Company will continue to       |
|   increase its total production and reduce costs. It is expected that the   |
|   accumulated net profits during the first half of 2003 will                |
|   significantly improve over the same period last year.                     |
------------------------------------------------------------------------------


3.8 Adjustments to the annual business plan or budget which have been disclosed


           |_|  applicable         X   inapplicable

3.9 The full version of the Company's balance sheet, income statement and cash-flow statement is published on the website of the Shanghai Stock Exchange at http://www.sse.com.cn.


3.10 This quarterly report is published in both English and Chinese languages. The chinese version shall prevail.


                                                         By Order of the Board
                                                                       Chen Ge
                                           Secretary to the Board of Directors


Beijing, the PRC, 28 April 2003

                                   SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          China Petroleum & Chemical Corporation


                                                        By: /s/ Zhang Honglin
                                                           ---------------------
                                                           Name:Zhang Honglin
                                                      Title:Company Secretary

Date: April 28, 2003